UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joshua H. Levine
President and Chief Executive Officer
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With Copies to:

Scott M. Stanton, Esq. Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, California 92130 (858) 720-5100	Joseph A. Newcomb, Esq. Vice President, Secretary and General Counsel Mentor Corporation 201 Mentor Drive Santa Barbara, California 93111 (805) 879-6000

Item 4. The Solicitation or Recommendation.
Item 8. Additional Information.
SIGNATURE

     This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Mentor Corporation (the “Company”) initially filed on December 12, 2008 (as amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by Maple Merger Sub, Inc., a Minnesota corporation (“Offeror”), and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent” or “Johnson & Johnson”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on December 12, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.10 per share, at a purchase price of $31.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 4. The Solicitation or Recommendation.
Subsection (b) of Item 4 entitled “Background and Reasons for the Recommendation — Reasons for Recommendation” is hereby amended and supplemented by replacing the first paragraph with the following paragraph.
“In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors and, in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if applicable, approve the Merger and the Merger Agreement, the Board considered a number of factors that militated in favor of recommending the transactions contemplated by the Merger Agreement, including the following:”
Subsection (b) of Item 4 entitled “Background and Reasons for the Recommendation — Reasons for Recommendation” is further amended and supplemented by inserting the following paragraph before the last paragraph of such subsection.
“After considering the foregoing factors the Board determined that the factors militating in favor of recommending the transactions contemplated by the Merger Agreement outweighed the risks and uncertainties of the Offer and the Merger. The factors militating in favor of recommending the transactions contemplated by the Merger Agreement are the material reasons for the Board’s decision to recommend the Offer and the Merger.”
Subsection (d) of Item 4 entitled “Opinion of the Company’s Financial Advisor” is hereby amended and supplemented by inserting the following sentence in the seventh paragraph immediately after the second sentence thereof.
“Accordingly, such analyses may not necessarily utilize all companies, businesses or transactions that could be deemed comparable to the Company or the Offer and the Merger.”

Subsection (d) of Item 4 entitled “Opinion of the Company’s Financial Advisor” is further amended and supplemented by replacing the first sentence in the “Selected Companies Analysis” with the following:
“Citi reviewed financial and stock market information of the Company and the following 20 selected publicly traded medical device and specialty pharmaceutical companies. These companies were selected because, among other factors, such companies were publicly traded companies, which were similar in size to the Company and/or their businesses, products or product candidates were similar to, or in a similar stage of development as, the Company’s business segments, products or product candidates and, in Citi’s view, were otherwise deemed relevant for purposes of comparison.”
Subsection (d) of Item 4 entitled “Opinion of the Company’s Financial Advisor” is further amended and supplemented by replacing the fourth sentence in the “Selected Companies Analysis” with the following:
“Citi then selected (based on its professional judgment) a range of calendar year 2009 estimated EBITDA multiples of 6.5x to 8.0x and estimated P/E multiples of 8.5x to 12.5x derived from the selected companies and applied such ranges to corresponding data of the Company.”
Subsection (d) of Item 4 entitled “Opinion of the Company’s Financial Advisor” is further amended and supplemented by replacing the first sentence in the “Selected Precedent Transactions Analysis” with the following:
“Citi reviewed the transaction values of the following 17 transactions involving medical device and pharmaceutical companies. These transactions were selected because, among other factors, the target companies involved in such transactions were similar in size to the Company and/or their businesses, products or product candidates were similar to, or in a similar stage of development as, the Company’s business segments, products or product candidates and, in Citi’s view, were otherwise deemed relevant for purposes of comparison.”
Subsection (d) of Item 4 entitled “Opinion of the Company’s Financial Advisor” is further amended and supplemented by replacing the third sentence in the “Selected Precedent Transactions Analysis” with the following:
“Citi then selected (based on its professional judgment) a range of latest 12 months EBITDA multiples of 12.5x to 16.5x derived from the selected transactions and applied such range to the Company’s EBITDA for the latest 12 months ended September 26, 2008.”
Subsection (d) of Item 4 entitled “Opinion of the Company’s Financial Advisor” is further amended and supplemented by replacing the second sentence in the “Discounted Cash Flow Analysis” with the following:
“Estimated terminal values for the Company were calculated by applying to the Company’s fiscal year 2013 estimated EBITDA, under both the Management Case 1 Forecasts and the Management Case 2 Forecasts, terminal value multiples of 7.5x to 8.5x, which range of terminal value multiples was derived taking into consideration the latest 12 months EBITDA trading multiples of the selected companies referred to above under “Selected Companies Analysis.”

Item 8. Additional Information.
Item 8 is further amended and supplemented by adding the following text to the end of the subsection entitled “Certain Litigation”:
“On December 15, 2008, Police and Fire Retirement System of the City of Detroit, alleging itself to be a shareholder of the Company, filed a purported shareholder class action complaint in the Santa Barbara County Superior Court of the State of California, captioned Police and Fire Retirement System of the City of Detroit v. Mentor Corporation et al., Case No. 1304489, in connection with the Offer and the Merger. The complaint names as defendants the Company, the members of the Board, certain Company officers, Parent, Ethicon, Inc., and Does 1-25. The suit alleges that the members of the Board and certain Company officers breached their fiduciary duties to the Company’s shareholders in connection with the sale of the Company, and that the Company, Parent and Ethicon aided and abetted the purported breaches of fiduciary duties. The suit seeks various equitable relief related to the Offer and the Merger and also seeks the costs of the action, including reasonable allowances for attorneys’ fees and experts’ fees. The Company believes the allegations are without merit and intends to defend vigorously the action.
On December 17, 2008, Cinotto v. Mentor Corporation et al., Case No. 1304357, and Steamfitters Local 449 Pension Fund v. Mentor Corporation, et al., Case No. 1304364, were consolidated for all purposes as In re Mentor Corporation Shareholder Litigation, Lead Case No. 1304357, in Santa Barbara County Superior Court. The Court’s order consolidating the cases applies to cases arising out of the same events filed in Santa Barbara County Superior Court, and the Company anticipates that Police and Fire Retirement System of the City of Detroit v. Mentor Corporation, et al. will be consolidated as part of In re Mentor Corporation Shareholder Litigation, Lead Case No. 1304357.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: December 19, 2008

By:	/s/ Joshua H. Levine
	Name:	Joshua H. Levine
	Title:	President and Chief Executive Officer